Mail Stop 3561

September 19, 2008

Michael J. Wagner
The Parent Company
717 17th Street, Suite 1300
Denver, Colorado 80202

      Re: **The Parent Company**
              Form S-3
              Filed August 22, 2008
              File No. 333-153160

Dear Mr. Wagner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Shareholders, page 3</u>

1. Please revise this discussion to provide the terms of the warrants and provide additional context surrounding the circumstances in which they were issued. For example, please disclose the exercise prices of the warrants. As another example, rather than stating that you borrowed "certain sums" from Laminar Capital, please briefly disclose the amounts borrowed and the terms associated with the repayment of those amounts.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Laminar and Textor warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the issuance of the warrants).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the issuance of warrants.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit Laminar could realize as a result of the exercise price discount for the securities underlying the warrants. If the market price per share of the securities underlying the warrants on the date of the issuance does not differ greatly from the exercise price per share of the underlying securities, please state this. If the market price per share of the securities underlying the warrants as of a current date does exceed the exercise price per share of the underlying securities, please state this.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any exercise or conversion discounts for securities underlying the Textor warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion/exercise price of the total number of shares underlying that other security calculated by using the conversion/exercise price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the warrant transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any exercise price discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to "Comment Four" and "Comment Five."

Michael J. Wagner
The Parent Company
September 19, 2008
Page 4

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to "Comment Three" and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to "Comment Four" divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

    - the number of shares outstanding prior to the warrants transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

    - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

    - the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

    - the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

    - the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

    In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    - the date on which each such selling shareholder entered into that short position; and

    - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. The selling shareholder table on page four of the prospectus lists in the "Shares Beneficially Owned Before Offering" column: (1) 5,096,460 for D.E. Shaw Laminar Acquisition Holdings 3, L.L.C., and (2) 105,493 for Michael J. Wagner. We note that the D.E. Shaw Schedule 13D/A filed on July 16, 2008 reflects that, excluding the Laminar warrant, D.E. Shaw affiliates owned 15,289,378 shares. We also note that you have filed no Form 4s reporting dispositions by Mr. Warner since the filing of your proxy on May 30, 2008, which disclosed that Mr. Wagner beneficially owned 590,384 shares of common stock. Although some of the shares owned by D.E. Shaw affiliates and Mr. Wagner may have been registered under another registration statement, the amount in this column should reflect the total number of shares owned by D.E. Shaw affiliates and Mr. Wagner prior to this offering. To avoid confusion, if some of the shares owned prior to the offering are registered under another registration statement, please provide appropriate footnote disclosure; we note your indication in footnote (3) that you have excluded 15,289,378 shares held by Laminar Acquisition but the reason for the exclusion is not discussed.

Where You Can Find Additional Information, page 6

12. We note that you disclose your investor relations website, investor.theparentcompany.com, in your most recent 10-K filed with us on May 1, 2008. You are encouraged to provide your website in the registration statement. See Item 12(c)(2)(ii) of Form S-3.

13. Please also update this section to incorporate your recently-filed Form 10-Q for the quarter ended August 2, 2008.

Exhibit Index Page

14. Please file as exhibits or incorporate by reference to your registration statement all documents defining the rights of holders of the securities being registered, such as the warrant agreements and any registration rights agreements. Refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5 Opinion

15. Counsel should revise its opinion to separately opine as to (1) the shares of common stock that have been issued and currently are outstanding and (2) the shares of common stock issuable upon the exercise of outstanding warrants. The revised opinion also should make clear that the registration statement relates to the resale of securities by selling shareholders.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas R. Stephens, Esq.
         Bartlit Beck Herman Palenchar & Scott, LLP
         (303) 592-3140